UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35032 / October 17, 2023

_____

In the Matter of   :
                                                                          :
Brookfield Infrastructure Income Fund Inc.   :
Brookfield Private Real Assets Master Fund L.P.   :
Brookfield PSG ICAV - Brookfield Private Real Assets QIAIF Fund   :
Brookfield Real Assets Hybrid Access Trust (Canada)   :
Brookfield Super-Core Infrastructure Partners L.P.   :
Brookfield Super-Core Infrastructure Partners (TE) L.P.   :
Brookfield Super-Core Infrastructure Partners (NUS) L.P.   :
Brookfield Super-Core Infrastructure Partners (CAN) L.P.   :
Brookfield Super-Core Infrastructure Partners (CAN) TE L.P.   :
Brookfield Super-Core Infrastructure Partners (ER) SCSp   :
Brookfield Infrastructure Debt Fund II LP   :
Brookfield Infrastructure Debt Fund II-A LP   :
Brookfield Infrastructure Debt Fund II-B LP   :
Brookfield Infrastructure Debt Fund Europe II SCSp   :
Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF   :
Brookfield Infrastructure Debt Fund III LP   :
Brookfield Infrastructure Debt Fund III-A LP   :
Brookfield Infrastructure Debt Fund III-B LP   :
Brookfield Infrastructure Fund III-A, L.P.   :
Brookfield Infrastructure Fund III-B, L.P.   :
Brookfield Infrastructure Fund III-D, L.P.   :
Brookfield Infrastructure Fund III-A (CR), L.P.   :
Brookfield Infrastructure Fund III-D (CR), L.P.   :
Brookfield Infrastructure Fund IV-A, L.P.   :
Brookfield Infrastructure Fund IV-B, L.P.   :
Brookfield Infrastructure Fund IV-C, L.P.   :
Brookfield Infrastructure Fund IV-ER SCSp   :
Brookfield Infrastructure Fund V (ER) SCSp   :
Brookfield Infrastructure Fund V-A, L.P.   :
Brookfield Infrastructure Fund V-B, L.P.   :
Brookfield Infrastructure Fund V-C, L.P.   :
Brookfield Infrastructure Partners L.P.   :
Brookfield Renewable Partners LP   :
Brookfield Global Transition Fund-A, L.P.   :
Brookfield Global Transition Fund-B, L.P.   :
Brookfield Global Transition Fund-C, L.P.   :

Brookfield Global Transition Fund (ER) SCSp   :
Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.   :
Brookfield Public Securities Group LLC   :
and Brookfield Renewable Energy Group LLC   :
                                                                                     :
Brookfield Place   :
250 Vesey Street, 15th Floor   :
New York, NY 10281-1023   :
                                                                                     :
(812-15415)   :
                                                                                     :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Brookfield Infrastructure Income Fund Inc., et al. filed an application on December 9, 2022, and
amendments to the application on June 27, 2023, August 16, 2023, and September 12, 2023,
requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain business development companies and closed-end management investment
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On September 20, 2023, a notice of the filing of the application was issued (Investment
Company Act Release No. 35001). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415) is granted, effective immediately, subject to the conditions contained in the application, as amended.

Sherry R. Haywood,
Assistant Secretary.